SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM N-18F-1

               Notification of Election Pursuant to Rule 18f-1

                   Under the Investment Company Act of 1940


                         NEUBERGER & BERMAN INCOME FUNDS

                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of the following series: Neuberger & Berman High Yield Bond Fund ("Series"), hereby notifies the Securities and Exchange Commission that the Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the city of New York and the state of New York on this 25th day of February, 1998.

                                    NEUBERGER & BERMAN INCOME FUNDS


                                    By:  /S/ Theodore P. Giuliano
                                         ----------------------------------
                                         Theodore P. Giuliano
                                         President

Attest:


/S/ Claudia Brandon
----------------------------
Claudia Brandon
Secretary